Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY REVOLVE GROUP, LLC: RVLV-0002

May 22, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.  THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
Jennifer Lopez-Molina
Scott Anderegg
Ta Tanisha Meadows
William Thompson

Re:	Revolve Group, LLC Revolve Group, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 9, 2019
File No. 333-227614
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Revolve Group, LLC (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Amendment No. 4 to the Registration Statement on Form S-1 filed on May 9, 2019 (the “Registration Statement”).  Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the

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Securities and Exchange CommissionCONFIDENTIAL TREATMENT REQUESTED

May 22, 2019BY REVOLVE GROUP, LLC: RVLV-0002

Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.  For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.  Acronyms used but not defined herein shall have the meanings set forth in the Registration Statement.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations.  Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance.  This preliminary price range was determined based, in large part, on various discussions that took place during the week of May 20, 2019 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the offering.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors. Further, while the Company expects to implement a reverse split in connection with its conversion to a corporation and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range, all per unit numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about May 24, 2019 and commencing its road show as early as such date, with a target pricing date as early as June 5, 2019.

Option Issuances by the Company since October 5, 2018

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s Class A units made from October 5, 2018 through the date of this letter (the “Review Period”). The Company has not made any other equity incentive grants during the Review Period.

Grant Date	Class A Units Underlying Options Granted	Exercise Price Per Unit	Fair Value Per Class A Unit at Grant Date
April 9, 2019	1,500,002	$0.70	$0.70

Overview of Option Pricing and Fair Value Determinations

Each time the Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying units on the date of the grant.  Given the absence of an active trading market for the Company’s equity, determining the fair value of the Company’s Class A units requires the Board to make complex and subjective judgments.  In doing so, the Board considered a

Securities and Exchange CommissionCONFIDENTIAL TREATMENT REQUESTED

May 22, 2019BY REVOLVE GROUP, LLC: RVLV-0002

combination of valuation methodologies, which were substantially the same as described in the letter to the Staff dated October 5, 2018, except as set forth below.

Stay-Private Scenario

In connection with the valuation, the Board considered a stay private scenario and estimated value based on a hybrid of a market approach and income approach.

The market approach estimates value based on a comparison of the subject company to comparable companies in a similar line of business. For stay private scenario, publicly traded ecommerce companies were considered and companies similar to the Company in size and business model were selected. A representative market value multiple was determined based on the comparable companies, which was applied to the Company’s operating results to estimate the value of the Company. For purposes of the stay private scenario, the market value multiple was determined based on application of revenue multiples to the comparable companies’ company’s forecasted future 12-month revenue.

The income approach estimates value based on the expectation of future cash flows that a company will generate—such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company’s industry, or similar lines of business as of each valuation date, and is adjusted to reflect the risks inherent in the Company’s cash flows.

To estimate the equity value of the Company in connection with the stay private scenario, the value implied by the market approach and the income approach were given equal weight.

The option pricing method (“OPM”) was then applied to determine the fair value of the Company’s Class A units. The OPM treats common and preferred equity as call options on a business, with exercise prices based on the liquidation preference of the preferred equity. Therefore, the common equity only has value if the funds available for distribution to the holders of common equity exceeds the value of the liquidation preference of the preferred equity at the time of a liquidity event, such as a merger, sale, or initial public offering, assuming the business has funds available to make a liquidation preference meaningful and collectible by equityholders. The common equity is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated value was then discounted by a non-marketability factor (discount for lack of marketability, or DLOM) due to the fact that equityholders of private companies do not have access to trading markets similar to those enjoyed by equityholders of public companies, which impacts liquidity.

IPO Scenarios

In connection with the valuation, the Board considered initial public offering scenarios and estimated value using the probability weighted expected return method (“PWERM”). The PWERM employs various market approach calculations depending upon the likelihood of various liquidation scenarios. For purposes of the PWERM, consumer product companies that had recently completed initial public offerings were selected and a representative market value of enterprise value to trailing 12-month revenue was determined. For each of the scenarios, an equity value is estimated and the rights and preferences for each

Securities and Exchange CommissionCONFIDENTIAL TREATMENT REQUESTED

May 22, 2019BY REVOLVE GROUP, LLC: RVLV-0002

equityholder class are considered to allocate the equity value to common equity. The common equity value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. For the purposes of the PWERM, two time horizons for an initial public offering were assumed. Lastly, the common equity value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based upon discussions with management. In addition, an appropriate discount adjustment was considered to recognize the lack of marketability due to being a private company.

Finally, to determine the fair value of the Class A units, the Board weighted the per Class A unit fair value implied by stay private and IPO scenarios described above.

April 2019 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s Class A units as of December 31, 2018 on a non-marketable interest basis. The valuation report was dated as of March 7, 2019. The Company contemplated two IPO scenarios with an estimated timing of April 30, 2019 based on a “high” and “low” implied revenue multiples. The Company applied a weighting of 80% and 20% to the IPO scenarios and stay private scenario (with 50% and 50% to the high and low IPO scenarios under the PWERM), respectively, in determining the value per Class A unit.  The valuation used a DLOM of 20.0% for the stay private scenario value and a DLOM of 5.0% for the IPO scenario value.  Based on the factors noted above and the independent valuation, the Board determined that the fair value of Company’s Class A units was $0.70 per unit in April 2019 with an exercise price of $0.70 based on this valuation.  There were no other significant changes in the Company’s business, operations or platform between the date of the third-party valuation report and each such grant date.

The Company believes the difference between the fair value of its common equity as of April 9, 2019 and the preliminary price range, as recommended by the underwriters, is the result of different valuation methodology. The preliminary price range for the initial public offering was determined in consultation with the underwriters without reference to the methodologies described above or any other single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented, ecommerce company.

Conclusion

The Company believes that the fair values for its Class A units applicable to each option grant are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date.  The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

Securities and Exchange CommissionCONFIDENTIAL TREATMENT REQUESTED

May 22, 2019BY REVOLVE GROUP, LLC: RVLV-0002

Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

Cc:	Mike Karanikolas
Jesse Timmermans
Revolve Group, LLC
Thomas Holden
Ropes & Gray LLP
Jeffrey Rawlins
KPMG LLP